MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

August 5, 2014

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on June 18, 2014, regarding post-effective amendment no. 454 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 455 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), which is being filed to reflect changes to the name, underlying index, investment objective and principal investment strategies of the PowerShares LadderRite 0-5 Year Corporate Bond Portfolio, a series of the Trust (the “Fund”) (previously known as the PowerShares Global Select Short Term Bond Portfolio). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 454, filed on May 8, 2014.

Pursuant to your request, we have included all missing data from the May 8th filing in our response below. In addition, all missing data and information from the May 8th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 454.

Prospectus

1.	Comment:	Page 3: Delete the word “generally” in the following sentence: “The Fund generally will invest at least 80% of its total assets in U.S. and foreign investment grade bonds that comprise the Underlying Index.”

	Response:	We respectfully decline to make the staff’s requested change. The application for exemptive relief granted to the Trust (Investment Company Act Release No. 27841, May 25, 2007) explicitly stated that “[e]ach Fixed Income Fund

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

August 5, 2014

generally will invest… in Component Securities of its respective Fixed Income Index” (emphasis added). As such, the use of the word “generally” in the referenced sentence in the Prospectus is intended to adhere explicitly to the terms of the Trust’s exemptive relief.

2.	Comment:	Page 3: In the following sentence, “The Fund generally will invest at least 80% of its total assets in U.S. and foreign investment grade bonds…”, consider revising the term “total assets” to state that the Fund will invest “at least 80% of its net assets, plus the amount of any borrowings for investment purposes” in accordance with Rule 35d-1(d)(2) under the 1940 Act.

	Response:	We respectfully decline to make the staff’s proposed change. The 80% requirement stated in the referenced sentence in the Prospectus is not a requirement of Rule 35d-1 under the 1940 Act; rather, it is a condition of the Trust’s exemptive relief, which requires the Fund generally to invest at least 80% of its assets in the component securities of its underlying index. As the term “assets” is not defined specifically in the Trust’s exemptive relief as “net assets” (as it is under Rule 35d-1), the Fund generally will invest at least 80% of its total assets in the component securities of its underlying index, pursuant to the conditions of that exemptive relief.

However, because the Fund includes the word “bond” in its name, it also is subject to Rule 35d-1 and thus required to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed-income securities. Therefore, the Fund is subject to two different 80% investment requirements: one (using total assets) to comply with the terms of the Trust’s exemptive relief, and one (using net assets) to comply with Rule 35d-1. We have revised the disclosure on page 6 of the Prospectus to clarify for investors the different standards between these two requirements. That revised language now reads as follows:

~~Under~~In accordance with 1940 Act rules, the Fund ~~must~~normally will invest at least 80% of its ~~total~~net assets (plus the amount of any borrowings for investment purposes) in securities suggested by its name — ~~in this case,~~ that is, in debt securities (the “80% investment policy”). The Fund ~~will~~anticipates meeting the ~~its~~80% investment policy because it already is required to invest at least 80% of its total assets in debt securities, in the form of bonds that comprise the Underlying Index, in accordance with its principal investment strategies and the terms of its exemptive relief.

The Fund’s investment objective and the 80% investment policy each constitute a non-fundamental policy ~~policies~~ that the Board of Trustees (the “Board”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) may change without shareholder approval, upon 60 days’ prior written notice to shareholders. The fundamental and non-fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”) under the section “Investment Restrictions.”

3.	Comment:	Page 4: In the subsection “Global Bonds Risk,” please clarify the term “Global Bonds” and the risks specific to them or consider deleting the risk as duplicative of the subsection “Foreign Investment Risk.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

August 5, 2014

	Response:	We have deleted the subsection titled “Global Bonds Risk,” as we agree that it is duplicative of the disclosure contained in the subsection titled “Foreign Investment Risk.”

4.	Comment:	Page 7: Given that the disclosure states repeatedly that the Fund uses a sampling methodology to track its underlying index, the use of the term “replication” to track the underlying index could be confusing. We suggest that another term be used.

	Response:	We have revised the text to match the language used in the investment objective. The sentence now reads as follows: “The Fund uses an ‘indexing’ investment approach to attempt to ~~replicate~~correspond, before fees and expenses, to the performance of the Underlying Index.”

5.	Comment:	Page 7: Please explain how the Adviser’s goal of seeking correlation over time of 95% or better between the Fund’s performance and the performance of its underlying index is consistent with the risk disclosure describing the inability of the Fund to correlate with its underlying index given the nature of its investments.

	Response:	The Fund’s investment objective is to correspond generally (before fees and expenses) to the price and yield of its underlying index. Therefore, the Fund will not correspond exactly to the returns of the underlying index. The Fund’s investment objective of generally corresponding to the underlying index’s returns means that the Fund seeks 95% correlation, and the Prospectus includes disclosure that the Fund may not achieve its investment objective at all times. Even though it is not the Fund’s stated investment objective to achieve perfect correlation (i.e., 100% matching returns) with its underlying index, the Prospectus also discloses that the Fund may not achieve perfect correlation because, among other reasons cited in the Prospectus, the Fund incurs fees and expenses in buying and selling component securities while the underlying index does not.

The Fund may still obtain at least 95% correlation over time with the returns of the underlying index, even given the nature of its investments, through the use of a sampling methodology (rather than a full replication strategy). Use of a sampling methodology may lead to greater tracking error at times as compared to a full replication strategy (i.e., a strategy to invest in all of the securities of the underlying index in proportion to their weightings in the underlying index). However, the use of a sampling strategy in and of itself does not mean that the Fund is unable to track its underlying index at the desired 95% rate. It simply means that the Fund faces different risks and considerations in seeking to achieve that investment objective than does a fund employing a full replication strategy. The risk disclosure in the subsection titled “Sampling Risk” is intended to describe those unique risks to investors.

In fact, the Trust, as part of its application for exemptive relief, anticipated that funds investing primarily in fixed-income securities (such as the Fund) would use a sampling strategy, because using a full replication strategy to purchase fixed-income securities could be prohibitively expensive, thereby lowering a fund’s returns and increasing its tracking error. As stated in the Trust’s application for exemptive relief, the Fund’s adviser will use a sophisticated selection methodology designed to ensure that the Fund “will invest in a representative sample of bonds from its underlying index that will resemble the full index in terms of characteristics such as maturity, credit quality, issuer type and yield.” This sampling methodology is designed to permit the Fund to achieve 95% correlation.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

August 5, 2014

Nevertheless, to clarify the fact that the Fund may not have 95% or greater correlation at all times with the underlying index (and generally will not have, nor necessarily seek to have, a perfect 100% correlation) due to a number of factors, including the use of sampling and the nature of the Fund’s investments, we have revised the disclosure in the subsection titled “Non-Correlation Risk” to state that the Fund’s return “may not exactly match the return of its underlying index.”

6.	Comment:	Page 11: Revise the description of the 80% investment policy, pursuant to Rule 35d-1 under the 1940 Act, to state that the Fund will invest 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities suggested by its name.

	Response:	We have revised the 80% investment policy of the Fund as requested by the staff. The revised disclosure reads as set forth in our response to comment no. 2, above.

7.	Comment:	Page 16: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Investment Company Act Release No. 26299, December 17, 2003).

	Response:	Although Release No. 26299 sets forth the Commission’s views related to the inclusion of a trust’s policies and procedures to fair value securities within the scope of Rule 38a-1 under the 1940 Act, the release does not require a fund to include disclosure of the type contemplated by the staff’s comment. It also does not require a fund to affirmatively disclose the fact that a board “monitors” those procedures in a fund’s registration statement. In addition, we note that the line-item requirements of Form N-1A require disclosure of valuation methods, but do not require the type of disclosure suggested by the staff’s comment. Moreover, Investment Company Act Release No. 26418 (April 19, 2004), which sets forth certain disclosure requirements in fund registration statements regarding a fund’s use of fair value pricing, also does not require disclosure as to a board’s monitoring of fair value procedures. We do not believe that this information is required to be provided pursuant to either Rule 408 under the 1933 Act or Rule 8b-20 under the 1940 Act in that the requested information is not necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

We note that the Board of Trustees of the Trust has adopted valuation policies and procedures, including fair valuation procedures, for the Trust and has delegated responsibility for implementing the Trust’s procedures to the Fund’s adviser. The Board regularly reviews all fair value determinations pursuant to the Trust’s procedures. In addition, the Board regularly reviews the Trust’s valuation policies and procedures. In light of the forgoing, we respectfully decline the staff’s requested change.

Statement of Additional Information

8.	Comment:	Page 2: Please inform us whether the Fund will be able to rely on a generic listing standard.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

August 5, 2014

	Response:	We hereby confirm that the Fund will be able to rely on a generic listing standard for listing with The NASDAQ Stock Market.

9.	Comment:	Page 3: With respect to fundamental investment restriction (7), relating to the issuance of senior securities, we note that the only senior securities that the 1940 Act permits for an open-end fund (such as the Fund) are bank borrowings.

	Response:	The Fund will adhere to its fundamental investment restrictions, including those concerning limiting senior securities only to those permitted under the 1940 Act, in accordance with applicable rules and guidance.

10.	Comment:	Page 4: Please revise previous descriptions of the Fund’s 80% investment policy to conform to the description provided on page 4 of the Statement of Additional Information.

	Response:	As noted in our response to comment no. 2, the Fund is subject to two separate requirements with regard to 80% of its investments: (1) the terms of its exemptive order, and (2) the requirements of Rule 35d-1 under the 1940 Act. Under the terms of the Trust’s exemptive order, the Fund must invest at least 80% of its assets in securities contained in its underlying index, which the Fund considers to mean total assets. Under the terms of Rule 35d-1, it must invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities referenced in the Fund’s name — in this case, fixed-income securities. The Fund’s underlying index is composed exclusively of fixed-income securities. As a result, compliance with the terms of the 80% total asset requirement imposed by the Trust’s exemptive relief necessarily will cause the Fund to comply with the 80% net asset requirement required by Rule 35d-1, because by investing at least of 80% of its total assets in the fixed-income securities that comprise the underlying index, the Fund always will have invested at least 80% of its net assets in fixed-income securities. Furthermore, we note that, pursuant to the terms of the Trust’s exemptive order, the Fund may invest up to 20% of its remaining assets in fixed-income securities that are not included in its underlying index. Such investments would count towards fulfillment of the Fund’s 80% requirement required under Rule 35d-1, even if they would not count toward the 80% requirement required by the Trust’s exemptive relief.

Nevertheless, in response to the staff’s comment, we have revised the disclosure in the SAI to clarify the distinction between the two 80% requirements to which the Fund is subject. That disclosure now reads as follows:

In accordance with ~~the~~ 1940 Act rules, the Fund ~~has adopted a non-fundamental policy to~~ normally will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities suggested by ~~the Fund’s~~ its name — ~~in this case, short-term, investment grade~~ that is, in debt securities (the “80% investment policy”). The Fund anticipates meeting the 80% investment policy because it already is required to invest at least 80% of its total assets in debt securities, in the form of bonds that comprise the Underlying Index, pursuant to its principal investment strategies and the terms of its exemptive relief. If, subsequent to an investment, the Fund has invested less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in such debt securities, the Fund will make future investments in such securities to satisfy this policy. The 80% investment policy for the Fund is a non-fundamental policy, and the Fund will provide its shareholders with at least 60 days’ prior written notice of any change in the 80% investment policy.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

August 5, 2014

11.	Comment:	Page 5: As noted in comment no. 5, the reference to the Fund seeking a correlation over time of 95% or better seems inconsistent with disclosures relating to correlation risk.

	Response:	Please see the response to comment no. 5.

12.	Comment:	Page 7: Please confirm that the Fund does not need an Acquired Fund Fees and Expenses (“AFFE”) entry in the Fund’s fee table.

	Response:	We confirm that although the Fund may invest in the securities of other investment companies, at present we do not expect that these investments will result in the Fund incurring AFFEs to the extent necessary to require an entry in the Fund’s fee table per Instruction 3(f)(i) to Item 3 of Form N-1A. If, in the future, the Fund were to incur AFFEs in an amount that requires AFFE disclosure in the Fund’s fee table pursuant to the instructions of Form N-1A, we will revise the Fund’s fee table accordingly.

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We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer

Copy to:	Anna Paglia, Esq.
Melissa Nguyen, Esq.
Eric Purple, Esq.
Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

August 5, 2014

BY EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary